FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

Call to Annual General Ordinary and Extraordinary

Shareholders Meeting to be held on April 28, 2026

Dividends Distribution Proposal.

Ciudad Autónoma de Buenos Aires, March 4, 2026.

Messrs.

Securities and Exchange Commission

RE:	Relevant Event. Call to Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2026. Dividends Distribution Proposal.

Dear Sirs,

I am pleased to address you, in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform you that the Board of Directors, in its meeting held today, has resolved: i) to call the Annual Ordinary and Extraordinary General Shareholders' Meeting for next April 28, 2026 at 3:00 p.m., to be held at Av. Córdoba 111, 1st floor, in the Ciudad Autónoma de Buenos Aires, which is not the registered office, exclusively in person and ii) to propose to the members of the General Meeting the declaration of a dividend in the amount of $ 63,057,000,000 to be paid in cash and/or in kind, or in any combination thereof, through the partial release of the discretionary reserve for future distribution of earnings, subject to the prior authorization of the B.C.R.A. (Central Bank of the Argentine Republic) and under the terms and conditions prescribed by such entity.

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Relations with the Market

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 04, 2026	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer